UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
(X) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   St.Clair, J. D.
   2801 Glenda Avenue
   Fort Worth, TX  76117
   USA
2. Issuer Name and Ticker or Trading Symbol
   FFP Partners, L.P.
   FFP
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   December 28, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President of general partner
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Class A Units                |      |    |                  |   |           |5,000              |D     |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Units                |12/28/|J(No|27,803            |D  |Note 1     |0                  |I     |Note 1                     |
                             |97    |te1)|                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class B Units                |      |    |                  |   |           |0                  |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Options to purchase Clas|$1.21   |12/28|    |           |   |Note |11/16|Class A Unit|30,000 |       |30,000      |D  |            |
s A Units               |        |/97  |    |           |   |2    |/02  |s           |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: Represents Mr. St.Clair's proportionate (33-1/3%) interest in the 83,417 Class A Units held by Thrift-Way,
Inc.   Mr.St.Clair is a director and the president of Thrift-Way and owns
33-1/3% of its voting securities.  On
December 28, 1997, FFP completed a restructuring under which the non-real estate assets and businesses previously owned and conducted by FFP were transferred to FFP Marketing
Company, Inc.   In connection with the
restructuring, the aforementioned Class A Units of FFP were exchanged for economically equivalent limited partnership interests of a newly formed susbsidiary of FFP.
Note 2: All options are exercisable currently. The original exercise price of the options was $3.75. However, concurrently with the restructuring of FFP Partners discussed in Note 1, the exercise price was adjusted to allocate the price between options for Class A Units of FFP Partners and options for common stock of FFP
Marketing Company, Inc., which were acquired as a result of the restructuring.
SIGNATURE OF REPORTING PERSON
J. D. St.Clair
DATE
February 27, 1998